Exhibit 12.2.b

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(millions of dollars)

	Six Months Ended June 30, 2010	Twelve Months Ended June 30, 2010	Years Ended December 31,
			2009	2008	2007	2006	2005
Earnings, as defined:
Income from continuing operations before income taxes, extraordinary item and cumulative effect of change in accounting principle	$604	$1,450	$503	$1,364	$977	$762	$754
Fixed charges as defined	202	413	416	369	357	347	364
Capitalized interest	—	—	—	—	(4)	(9)	(6)
Preference security dividend requirement	(14)	(26)	(24)	(26)	(25)	(25)	(25)

Total earnings, as defined	$792	$1,837	$895	$1,707	$1,305	$1,075	$1,087

Fixed charges, as defined:
Interest charges	$180	$371	$376	$330	$320	$311	$329
Preference security dividend requirement	14	26	24	26	25	25	25
Rental interest factor	8	16	16	13	12	11	10

Total fixed charges, as defined	$202	$413	$416	$369	$357	$347	$364

Ratio of Earnings to Fixed Charges and Preferred Dividends	3.92	4.45	2.15	4.63	3.66	3.10	2.99